Zodiac Exploration Inc.

TSX VENTURE: ZEX

March 1, 2013

Zodiac Exploration Announces Release of First Quarter 2013 Financial Results and Provides a Further Operational Update

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or “the Company”) (TSX VENTURE:ZEX) announces that it has filed its financial statements and management’s discussion and analysis for the three months ended December 31, 2012 on SEDAR at www.sedar.com.

Q1 2013 Financial Results

During the first quarter of 2013, Zodiac:

•	Entered into a farmout agreement ("Farmout Agreement") with Aera Energy LLC ("Aera"), a large California operator, whereby Aera has acquired the right to earn a 50% interest in approximately 19,600 net acres of Zodiac lands located in Kings County, California by fulfilling certain drilling requirements, as detailed in the press release of October 23, 2012.
•	Partially reconstituted the management team and hired a new CEO.
•	Continued farmout negotiations.
•	Continued with evaluation of various potential corporate transactions
•	Significantly reduced its general and administrative costs before severance costs.
•	Ended the quarter with a cash balance of $20.3 million and a working capital balance of $18.8 million.

Subsequent to the first quarter of 2013, Zodiac:

•	Was advised by Aera that Aera had spud the first well under the Farmout Agreement.
•	Elected not to exercise its option to drill on certain option lands comprising 8,000 non-contiguous and non-core acres of land, which were initially assigned to Zodiac under the farmout agreement between Zodiac and Bayswater Exploration and Production, LLC ("Bayswater") dated November 1, 2010. In accordance with the agreement, these lands are being re-assigned to Bayswater. All of these option lands are on the outer edge of the Company’s core area and are not critical to the Company’s present or planned operations.

Other Operational Updates

Zodiac also announces that the Company's former Chief Operating Officer has departed from the Company. Additionally, Zodiac also announces that it has filed an amended Form 51-101F1 – Statement of Reserves Data and Other Oil and Gas Information for the year ended September 30, 2012 to make consistent the net acreage of land controlled by Zodiac in California as of September 30, 2012, which was 86,000 net acres. The updated Form 51-101F1 and Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure are available on SEDAR and can be viewed at www.sedar.com.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California, USA. Zodiac has an accumulated land base of approximately 78,000 net acres in Kings and Kern Counties, California. Zodiac believes that its acreage position contains unconventional (low permeability) as well as conventional light oil prospects.

For more information, please contact

Zodiac Exploration Inc.

Peter Haverson, Interim President & CEO (403) 444-7844

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.